Exhibit 99.1

IR-134

CNinsure Announces Non-cash Intangible Assets and Goodwill Impairment Charge in Fourth Quarter 2011

GUANGZHOU, China, February 23, 2012 (GLOBE NEWSWIRE) — CNinsure Inc. (Nasdaq: CISG) (“CNinsure” or the “Company”), a leading independent insurance intermediary company operating in China, today announced that it expects to record a non-cash impairment charge in the range of RMB800 million to RMB1,181 million for intangible assets and goodwill in the fourth quarter of 2011, based on preliminary results of the Company’s intangible assets impairment assessment and annual goodwill impairment test, in accordance with Accounting Standards Codification 350, Intangibles - Goodwill and Other. The above charge is an estimate subject to the completion of the Company’s impairment assessments.

The intangible asset and goodwill impairment charge reflects a material decline in the fair value of the Company as of December 31, 2011 and the expected adverse impact of the overall economic uncertainties in China, growth slowdown within the Chinese insurance market and the Company’s strategic business transition on its earnings in the next two to three years.

The Company does not expect the non-cash impairment charge to have an adverse impact on its normal business operations, cash position or cash flows from operating activities.

About CNinsure Inc.

CNinsure is a leading independent insurance intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of February 23, 2012, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 6122-2731

Email: qiusr@cninsure.net

Source: CNinsure Inc.

CNinsure Inc.